UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

CINCINNATI BELL INC.

(Name of Issuer)

Common Shares, $0.01 par value

(Title of Class of Securities)

171871502

(CUSIP Number)

Alison S. Ressler, Esq.

Rita-Anne O’Neill, Esq.

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, California 90067

(310) 712-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 171871502

1.	Names of Reporting Persons ASSF IV AIV B Holdings III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,697,425 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,697,425 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,697,425 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares (as defined herein) outstanding as of January 31, 2020 as disclosed by the Issuer (as defined herein) in its annual report on Form 10-K, filed with the Securities and Exchange Commission on February 24, 2020 (the “10-K”).

CUSIP No. 171871502

1.	Names of Reporting Persons ASSF Operating Manager IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,697,425 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,697,425 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,697,425 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

CUSIP No. 171871502

1.	Names of Reporting Persons AF V US BD Holdings, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,052,716 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,052,716 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,052,716 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

CUSIP No. 171871502

1.	Names of Reporting Persons AF V US BD Holdings GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,052,716 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,052,716 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,052,716 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

CUSIP No. 171871502

1.	Names of Reporting Persons AF V BD AIV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,052,716 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,052,716 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,052,716 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Credit Hedge Fund LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,500 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,500 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,500 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) **0.1%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

**  Denotes less than.

*  The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Capital Management III LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,500 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,500 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,500 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) **0.1%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

**  Denotes less than.

*  The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,754,641 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,754,641 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,754,641 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*  The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,754,641 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,754,641 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,754,641 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

*  The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,754,641 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,754,641 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,754,641 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*  The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,754,641 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,754,641 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,754,641 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

*  The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Management Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,754,641 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,754,641 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,754,641 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

*  The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Voting LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,754,641 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,754,641 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,754,641 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*  The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,754,641 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,754,641 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,754,641 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*  The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,754,641 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,754,641 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,754,641 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*  The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

Explanatory Note

This Amendment No. 7 (this “Amendment No. 7”) to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by certain of the Reporting Persons on September 7, 2018 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by certain of the Reporting Persons on November 9, 2018, Amendment No. 2 to the Original Schedule 13D filed by certain of the Reporting Persons on November 21, 2018, Amendment No. 3 to the Original Schedule 13D filed by certain of the Reporting Persons on December 11, 2018, Amendment No. 4 to the Original Schedule 13D filed by certain of the Reporting Persons on April 10, 2019, Amendment No. 5 to the Original Schedule 13D filed by the Reporting Persons on March 2, 2020 and Amendment No. 6 to the Original Schedule 13D filed by the Reporting Persons on March 5, 2020 (as so amended, the “13D Filing”, and together with this Amendment No. 7, the “Schedule 13D”). Except as amended in this Amendment No. 7, the 13D Filing remains in full force and effect. Terms defined in the 13D Filing are used in this Amendment No. 7 as so defined in the 13D Filing, unless otherwise defined in this Amendment No. 7.

Item 2. Identity and Background

The last sentence of Item 2(a) is amended and restated as follows:

The Reporting Persons have entered into a joint filing agreement, dated as of March 6, 2020, a copy of which is attached to this Schedule 13D as Exhibit 99.25.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the 13D Filing is amended and restated in its entirety as follows:

The disclosures under the heading “The Equity Funding Letters and Updated Equity Funding Letters” under Item 4 are incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

Item 4 of the 13D Filing is hereby amended by adding the following disclosure after the last paragraph under the heading “Binding Offer Letter”:

On March 5, 2020, the Issuer issued a press release announcing that it had entered into a third amendment (the “Third Brookfield Amendment”) to the Brookfield Merger Agreement, which increased the merger consideration payable to each holder of Common Shares to $14.50 per Common Share in cash, from $13.50 in cash, and increased the termination fee payable by the Issuer in certain circumstances to $24.8 million from $23.1 million.

Subsequently on March 5, 2020, the MIP V Affiliates submitted a letter to the Board amending the March 4th Amended Offer (the “March 5th Amended Proposal”) to increase the merger consideration payable to each holder of Common Shares to $15.50 per Common Share in cash, from $14.50 in cash (the “March 5th Amended Offer”). The terms and conditions of the March 5th Amended Offer were set forth in the March 5th Amended Proposal and the documents attached to the March 5th Amended Proposal, including, among other documents (i) a further updated Merger Agreement (the “March 5th Merger Agreement”), (ii) further updated equity funding letters (the “March 5th Equity Funding Letters”); and (iii) further amended Limited Guarantees (the “March 5th Limited Guarantees” and together with the March 5th Merger Agreement and the March 5th Equity Funding Letters, the “March 5th Offer Transaction Documents”). The March 5th Amended Proposal provided that the March 5th Amended Offer would be automatically withdrawn and revoked with no further action required, and the March 5th Offer Transaction Documents would be deemed null and void on the earlier to occur of: (a) the time at which the Issuer notifies the MIP V Affiliates in writing that it is not accepting the March 5th Amended Offer; and (b) 11:59 p.m. New York time on March 13, 2020, if the Issuer has not delivered an executed signature page to the March 5th Merger Agreement by such time. The foregoing description of the March 5th Amended Proposal does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the March 5th Amended Proposal, a copy of which is filed as Exhibit 99.26 to the Schedule 13D and is incorporated by reference in its entirety into this Item 4.

Item 4 of the 13D Filing is hereby amended by adding the following disclosure after the last paragraph under the heading “The Merger Agreement and Updated Merger Agreement”:

On March 5, 2020, and in connection with the March 5th Amended Proposal, the MIP V Affiliates submitted the March 5th Merger Agreement which sets forth the definitive terms pursuant to which, if executed by the Issuer prior to 11:59 p.m. New York time on March 13, 2020, the MIP V Affiliates will acquire 100% of the outstanding Common Shares for cash consideration of $15.50 per Common Share, payable at the closing of the Merger.  The March 5th Merger Agreement contains substantially similar terms as the March 4th Merger Agreement, but (i) increases the merger consideration payable to each holder of Common Shares to $15.50 per Common Share in cash, from $14.50 in cash and (ii) reflects the increased termination fee payable by the Issuer to Charlie AcquireCo Inc. and Charlie Merger Sub Inc. pursuant to the Third Brookfield Amendment in the event the Issuer terminates the Brookfield Merger Agreement (as amended by the Third Brookfield Amendment) in certain circumstances.  The foregoing description of the March 5th Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the March 5th Merger Agreement, which are evidenced by a changed pages blackline showing the differences between the March 4th Merger Agreement and the March 5th Merger Agreement, a copy of which is filed as Exhibit 99.27 to the Schedule 13D and is incorporated by reference in its entirety into this Item 4.

Item 4 of the 13D Filing is hereby amended by adding the following disclosure after the last paragraph under the heading “The Equity Funding Letters and Updated Equity Funding Letters”:

On March 5, 2020, and in connection with the March 5th Amended Proposal, the Funds agreed to enter into the March 5th Equity Funding Letters with substantially similar terms as the March 4th Equity Funding Letters, but increase the cash equity financing to be made available by the Funds to the MIP V Affiliates to $307 million from $300 million in order to:  (i) fund (in the amount necessary to fund) a portion of the merger consideration payable to holders of Common Shares under the March 5th Merger Agreement; (ii) refinance any credit facility or other indebtedness of the Issuer or any subsidiary of the Issuer that will not continue after the consummation of the Merger; and (iii) pay any fees and expenses of or payable by the MIP V Affiliates in connection with the Merger.  The foregoing description of the March 5th Equity Funding Letters does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the March 5th Equity Funding Letters, copies of which are filed as Exhibit 99.28 and Exhibit 99.29 to the Schedule 13D and are incorporated by reference in their entirety into this Item 4.

Item 4 of the 13D Filing is hereby amended by adding the following disclosure after the last paragraph under the heading “The Limited Guarantees and the Updated Limited Guarantees”:

On March 5, 2020, and in connection with the March 5th Amended Proposal, the Funds proposed to enter into the March 5th Limited Guarantees guaranteeing certain obligations of the MIP V Affiliates under the March 5th Merger Agreement, with substantially similar terms as the March 4th Limited Guarantees.  The foregoing description of the March 5th Limited Guarantees does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the March 5th Limited Guarantees, copies of which are filed as Exhibit 99.30 and Exhibit 99.31 to the Schedule 13D and are incorporated by reference in their entirety into this Item 4.

Item 5. Interest in Securities of the Issuer

Item 5(c) of the 13D Filing is hereby amended and restated in its entirety as follows:

(c) Transactions within the past 60 days. Except for the information set forth in the Schedule 13D, including in Items 3, 4 and 6, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction related to the Common Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The last sentence of Item 6 of the 13D Filing is hereby amended and restated as follows:

The responses to Items 2 through 5 of this Schedule 13D, and all Exhibits attached to this Amendment No. 7, are incorporated by reference in their entirety into this Item 6.

Item 7. Material to be Filed as Exhibits

Item 7 of the 13D Filing is hereby amended to add the following:

Exhibit 99.25	Joint Filing Agreement, dated as of March 6, 2020, by and among the Reporting Persons.
Exhibit 99.26	Letter to the members of the Board of Directors of the Issuer, dated as of March 5, 2020.
Exhibit 99.27	Changed Pages Blackline showing the differences between the March 4th Merger Agreement and the March 5th Merger Agreement.
Exhibit 99.28	Equity Funding Letter by Ares Special Situations Fund IV, L.P., dated as of March 5, 2020.
Exhibit 99.29	Equity Funding Letter by ASOF Holdings I, L.P., dated as of March 5, 2020.
Exhibit 99.30	Limited Guarantee proposed to be made by Ares Special Situations Fund IV, L.P. to the Issuer, dated as of March 5, 2020.
Exhibit 99.31	Limited Guarantee proposed to be made by ASOF Holdings I, L.P. to the Issuer, dated as of March 5, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 6, 2020

ASSF IV AIV B HOLDINGS III, L.P.

By:	ASSF OPERATING MANAGER IV, L.P.
Its Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASSF OPERATING MANAGER IV, L.P.

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

AF V US BD HOLDINGS, L.P.

By:	AF V US BD HOLDINGS GP LLC
Its General Partner

By:	AF V BD AIV, L.P.
Its Sole Member

By:	ARES MANAGEMENT LLC
Its Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

AF V US BD HOLDINGS GP LLC

By:	AF V BD AIV, L.P.
Its Sole Member

By:	ARES MANAGEMENT LLC
Its Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

AF V BD AIV, L.P.

By:	ARES MANAGEMENT LLC
Its Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES CREDIT HEDGE FUND LP

By:	ARES CAPITAL MANAGEMENT III LLC
Its Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES CAPITAL MANAGEMENT III LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By:	ARES HOLDCO LLC
Its General Partner

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES HOLDCO LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES HOLDINGS INC.

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT CORPORATION

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES VOTING LLC

By:	ARES PARTNERS HOLDCO LLC
Its Sole Member

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

EXHIBIT INDEX

Exhibit 99.25	Joint Filing Agreement, dated as of March 6, 2020, by and among the Reporting Persons.
Exhibit 99.26	Letter to the members of the Board of Directors of the Issuer, dated as of March 5, 2020.
Exhibit 99.27	Changed Pages Blackline showing the differences between the March 4th Merger Agreement and the March 5th Merger Agreement.
Exhibit 99.28	Equity Funding Letter by Ares Special Situations Fund IV, L.P., dated as of March 5, 2020.
Exhibit 99.29	Equity Funding Letter by ASOF Holdings I, L.P., dated as of March 5, 2020.
Exhibit 99.30	Limited Guarantee proposed to be made by Ares Special Situations Fund IV, L.P. to the Issuer, dated as of March 5, 2020.
Exhibit 99.31	Limited Guarantee proposed to be made by ASOF Holdings I, L.P. to the Issuer, dated as of March 5, 2020.